UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 16, 2017

YATRA ONLINE, INC.

1101-03, 11th Floor, Tower-B,

Unitech Cyber Park,

Sector 39, Gurgaon, Haryana 122002,

India

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Director Resignation

On October 13, 2017, Promod Haque resigned from the Board of Directors of Yatra Online, Inc. (the “Company”), effective as of October 13, 2017. Mr. Haque had served as a non-executive member of the Company’s Board of Directors since July 2006. Mr. Haque informed the Company that his decision to resign from the Board of Directors did not result from a disagreement with the Company on any matter relating to the Company’s operations, policies or practices. “I am grateful for having had the opportunity to serve on the board of directors of this fine company for over 11 years and I offer my best wishes for its continued success,” Mr. Haque stated.

Mr. Dhruv Shringi, Co-Founder and Chief Executive Officer of the Company thanked Mr. Haque “for all his contributions to Yatra since its founding in 2006 when he provided the seed capital to start the company. Promod saw Yatra grow from just an idea to the second largest OTA in India. We have mutually agreed this is the right time for him to step down given the demands on his time. I am grateful for his contributions to Yatra’s success and wish him all the best going forward.”

The Company is currently undergoing a search for Mr. Haque’s replacement and plans to consider the issue at its next annual general meeting of shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: October 16, 2017	By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer